SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 11-K
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[X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2016

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From ______ to ______

Commission File Number 001-34034
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Regions Financial Corporation 401(k) Plan
250 Riverchase Parkway East, 5th Floor
Hoover, Alabama 35244

(Full title of the plan and the address of the plan)

Regions Financial Corporation
Regions Center
1900 Fifth Avenue North
Birmingham, Alabama 35203

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule
(Modified Cash Basis)

Regions Financial Corporation 401(k) Plan
For the Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public
Accounting Firm

Regions Financial Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
(Modified Cash Basis)

For the Years Ended December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm
The Benefits Management and Human Resources Committee
Regions Financial Corporation 401(k) Plan
We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
As described in Note 2, the financial statements and supplemental schedule have been prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Regions Financial Corporation 401(k) Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2016, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
Birmingham, Alabama
June 26, 2017

Regions Financial Corporation 401(k) Plan
Statements of Net Assets Available for Benefits
(Modified Cash Basis)

	December 31
	2016	2015
Assets
Investments, at fair value	$1,640,062,911	$1,398,578,837
Dividends receivable	1,906,995	2,006,593
Notes receivable from participants	21,980,562	21,428,141
Net assets available for benefits	$1,663,950,468	$1,422,013,571

See accompanying notes.

Regions Financial Corporation 401(k) Plan
Statements of Changes in Net Assets Available for Benefits
(Modified Cash Basis)

	Year Ended December 31
	2016	2015
Additions
Contributions from employer	$60,180,226	$55,475,038
Contributions from participants	79,877,122	76,635,306
Rollovers	12,050,910	8,582,210
Dividend and interest income	27,544,746	47,724,194
Net appreciation (depreciation) in fair value of investments	209,216,506	(57,135,737)
Total additions	388,869,510	131,281,011

Deductions
Payments to participants	145,627,027	151,378,479
Administrative expenses	1,305,586	952,581
Total deductions	146,932,613	152,331,060

Net increase (decrease)	241,936,897	(21,050,049)

Net assets available for benefits:
Beginning of year	1,422,013,571	1,443,063,620
End of year	$1,663,950,468	$1,422,013,571

See accompanying notes.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements
December 31, 2016 and 2015
1. Description of the Plan
The following description of the Regions Financial Corporation 401(k) Plan (the Plan) provides only general information about the Plan’s provisions. Regions Financial Corporation (the Company) is the Plan Sponsor and the Benefits Management and Human Resources Committee is the Plan Administrator. Participants should refer to the Plan document and the Summary Plan Description for a more complete description of the Plan’s provisions, copies of which may be obtained from the Plan Sponsor.
General
The Plan is a defined contribution plan covering certain employees of the Company and affiliates. Employees are eligible to participate in the Plan the first day of the payroll period following completion of the enrollment process by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Contributions
Each year, participants may contribute up to a total of 80 percent of eligible compensation on a pre‑tax and/or Roth after-tax basis, as defined in the Plan document, subject to Internal Revenue Code limitations. Participants may also rollover amounts representing distributions from other qualified plans. All employees who are eligible to make elective deferrals and who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.
The Company matches dollar for dollar on the participants’ pre-tax contributions and Roth after-tax contributions, up to 4 percent of total eligible compensation. The matching contribution can be increased to a greater percentage applicable to a Plan year at the discretion of the Board of Directors pursuant to a Plan amendment. One year of service is required to be eligible for the Company match.
The Company also contributes an additional employer contribution of 2 percent of eligible compensation for participants who have one year of service, are employed at the end of the year, have 1,000 hours of service in the Plan year, and are not eligible to accrue benefits in the Regions Financial Corporation Retirement Plans.
Upon enrollment, a participant may direct participant contributions, employer matching contributions and the additional 2 percent employer contribution in 1 percent increments to any of the Plan's fund options. Participants direct the contributions into various investment options offered by the Plan and can change their investment options on a daily basis, subject to designated insider restrictions.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Effective January 1, 2016, the Company amended the Plan document to adopt an automatic deferral feature. Unless an eligible employee opts out or elects a different amount during their enrollment window, default elective deferrals are made on behalf of the employee on a pre-tax basis in an amount equal to 2 percent of the employee's eligible compensation.
Participant Accounts
Each participant account is credited with the participant’s contributions, rollovers (if any) and allocations of (a) the Company’s contributions and (b) Plan earnings or losses, and is charged with certain record-keeping expenses. Allocations of earnings and losses are based on participants' account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participants' account less record-keeping expenses (if any), which are charged per participant account. The Plan has an employee stock ownership plan component that allows participants to elect to receive a cash distribution of all of the dividends payable on the shares of Regions Financial Corporation stock allocated to the participants’ stock accounts as of the record date. Participants direct the investment of their accounts among any of the Plan’s investment options.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of eligible employee contributions or $50,000, reduced by the highest outstanding loan balance during the prior twelve-month period. Eligible participant contributions are pre-tax participant contributions, regular after-tax participant contributions, rollover contributions, grandfathered qualified non-elective contributions and Roth elective deferrals. All loans must be repaid within 5 years. A participant may not have more than one loan outstanding at any point in time. Participants with a tax levy or garnishment against their wages are not eligible for a Plan loan. A loan is secured by the balance in the participant’s account and bears a fixed interest rate of 1 percent above the prime rate, as quoted in The Wall Street Journal. Principal and interest are paid ratably through regular payroll deductions. Upon termination of employment, a participant has up to 60 days from date of termination to repay the outstanding loan amount plus interest. If the loan is not repaid after 60 days, it will automatically be treated as a distribution to the participant.
Eligibility and Vesting
All employees other than seasonal or leased employees are eligible to participate in the Plan. Participants are immediately vested in their contributions, the Company contributions and any earnings thereon.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Payment of Benefits
Upon termination of service, death, disability or retirement, a participant (or his/her beneficiaries) may receive a lump sum amount equal to the vested value of his or her account, or an annual withdrawal. If a participant’s vested account balance is $1,000 or less, it will be paid in the form of a lump sum only. There were no benefit payments requested, approved and processed for payment but not yet disbursed as of December 31, 2016 and 2015, respectively.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the Plan document.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. Income on securities is recorded on an accrual basis and investments are recorded at fair value as stated below. All other transactions are recorded on a cash basis.
Payment of Benefits
Benefits are recorded when paid.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant’s loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). See Note 3, Fair Value of Financial Instruments, for further discussion and disclosures related to fair value measurements. The shares of mutual funds and common stock in the Regions Stock Fund are valued at quoted market prices in an active market on the last business day of the Plan year. The Regions Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. The Company has implemented a dividend pass through election for its participants.
The Company’s Benefits Management and Human Resources Committee is responsible for determining the Plan's valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Benefits Management and Human Resources Committee is comprised of nine voting members and three non-voting members appointed by the Compensation Committee and reports to the Compensation Committee of the Company’s Board of Directors.
The Plan’s collective investment trust funds include the Pioneer Large Cap Core Equity Trust, the Pioneer US Balanced Trust, multiple T. Rowe Price Retirement Trusts, the Bank of New York Mellon EB US Small-Mid Cap Growth Equity Fund, and the Morley Stable Value Fund. The fair value of the investments in these collective trust funds is estimated using their net asset value (NAV) per unit.
The Morley Stable Value Fund distributes income in the form of units, and provides a constant unit redemption value. The Morley Stable Value Fund invests in fully benefit-responsive investment contracts (FBRICs) and is presented at fair value based on its NAV. As a result, the Plan is an indirect investor in FBRICs since the Plan itself does not directly invest in FBRICs.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought, sold and held during the year.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
2. Summary of Significant Accounting Policies (continued)
Use of Estimates
The preparation of the financial statements in conformity with the basis of accounting described above requires management to make estimates that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Legal Contingencies
The Plan is subject to litigation and claims arising during the ordinary course of business and Plan activities. The Plan evaluates these contingencies based on information currently available, including advice of counsel and assessment of available insurance coverage. Although it is not possible to predict the ultimate resolution with respect to these litigation contingencies, management is currently of the opinion that the outcome of pending and threatened litigation would not have a material effect on the Plan’s statements of net assets available for benefits or its changes in net assets available for benefits. In pending litigation, the costs of defense are paid by the Company and therefore are not expected to impact the Plan’s net assets.
Administrative Expenses
The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions. Other than record-keeping fees, the Company pays all legal, accounting and other services on behalf of participants. Record-keeping fees are generally charged directly to the participant's account. Expenses relating to purchases, sales or transfers of the Plan’s investments, if any, are charged to the particular investment fund to which the expenses relate. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Company pays directly any other fees related to the Plan’s operations.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	quoted prices for similar assets and liabilities in active markets

•	quoted prices for identical or similar assets or liabilities in markets that are not active

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation methodologies used for major categories of assets measured at fair value by the Plan.
Stock Fund and Mutual Funds: The Plan uses quoted market prices of identical assets on active exchanges, or Level 1 measurements.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments (continued)
Collective Investment Trust Funds: The Plan uses NAV per unit to value the collective investment trust funds. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities divided by the number of units outstanding. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV.
The following table presents investments measured at fair value on a recurring basis as of December 31, 2016:

	Level 1	Level 2	Level 3	Total

Regions stock fund	$415,528,902	$—	$—	$415,528,902
Mutual funds	559,492,751	—	—	559,492,751
Total assets in the fair value hierarchy	$975,021,653	$—	$—	$975,021,653
Investments measured at NAV:
Collective investment trust funds(a)	—	—	—	665,041,258
Total investments at fair value	$975,021,653	$—	$—	$1,640,062,911
The following table presents investments measured at fair value on a recurring basis as of December 31, 2015:

	Level 1	Level 2	Level 3	Total

Regions stock fund	$323,535,671	$—	$—	$323,535,671
Mutual funds	496,672,695	—	—	496,672,695
Total assets in the fair value hierarchy	$820,208,366	$—	$—	$820,208,366
Investments measured at NAV:
Collective investment trust funds(a)	—	—	—	578,370,471
Total investments at fair value	$820,208,366	$—	$—	$1,398,578,837

(a) In accordance with accounting guidance, certain investments that were measured at fair value using the NAV per share (or its equivalent) as a practical expedient are not required to be classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of amounts reported in the fair value hierarchy to the amounts reported in the statements of net assets available for benefits. Also, in accordance with the adoption of accounting guidance, if an investment is measured using the NAV per unit (or its equivalent) as the practical expedient in ASC 820 and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

Assets in all levels could result in volatile and material price fluctuations.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
3. Fair Value of Financial Instruments (continued)
The following table summarizes the Plan’s investments with a reported fair value using NAV per unit at December 31:

	2016	2015	Unfunded Commitment	Redemption Period	Redemption Notice Period
Morley Stable Value Fund	$228,723,844	$194,432,282	$—	Daily	N/A
Pioneer Large Cap Core Equity Trust	38,150,830	36,881,437	—	Daily	N/A
Pioneer US Balanced Trust	119,985,796	120,985,905	—	Daily	N/A
T. Rowe Price Retirement 2005 Trust	1,530,838	1,430,847	—	Daily	90 days
T. Rowe Price Retirement 2010 Trust	2,457,276	2,682,504	—	Daily	90 days
T. Rowe Price Retirement 2015 Trust	11,302,461	10,850,914	—	Daily	90 days
T. Rowe Price Retirement 2020 Trust	24,980,399	21,551,710	—	Daily	90 days
T. Rowe Price Retirement 2025 Trust	29,831,777	22,031,601	—	Daily	90 days
T. Rowe Price Retirement 2030 Trust	31,343,262	23,585,100	—	Daily	90 days
T. Rowe Price Retirement 2035 Trust	25,382,271	20,140,670	—	Daily	90 days
T. Rowe Price Retirement 2040 Trust	25,588,289	20,388,620	—	Daily	90 days
T. Rowe Price Retirement 2045 Trust	22,407,081	15,067,831	—	Daily	90 days
T. Rowe Price Retirement 2050 Trust	15,577,097	10,913,730	—	Daily	90 days
T. Rowe Price Retirement 2055 Trust	11,643,570	7,145,578	—	Daily	90 days
T. Rowe Price Retirement 2060 Trust	3,394,735	—	—	Daily	90 days
T. Rowe Price Retirement Balanced Trust	2,939,638	2,338,378	—	Daily	90 days
EB US Small-Mid Cap Growth Equity Fund	69,802,094	67,943,364	—	Daily	N/A

4. Related-Party Transactions
Regions Bank (a wholly-owned subsidiary of the Company) serves as the directed trustee of the Plan. Participants can direct how their contributions are invested within the Plan. During the years ended December 31, 2016 and 2015, the Plan received $8,179,241 and $7,878,562 in common stock dividends from the Regions Stock Fund (an affiliate of the Company). These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

Regions Financial Corporation 401(k) Plan
Notes to Financial Statements (continued)
5. Tax Status
The Plan received a determination letter from the IRS dated February 22, 2016, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Although the Plan has been amended subsequent to receiving the determination letter, the Plan Administrator believes the Plan is in compliance with and is being operated in compliance with the applicable requirements of the Code and, therefore, the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Subsequent Events
Effective January 1, 2017, the Company amended the Plan document so individual insurance policies are no longer a feature of the Plan.
The Plan entered a Blackout Period on December 23, 2016.  No trades were allowed during the Blackout Period while Transamerica (formerly Mercer) transferred records and assets to MassMutual, the Plan’s new recordkeeper effective January 1, 2017.
Effective April 1, 2017, the Company amended the Plan document by adding a one-time automatic escalation to any non-excluded participant whose elective deferral election was 2% or 3% of compensation. The elective deferral election increased by 1%, from 2% to 3%, or from 3% to 4%, as applicable.

Supplemental Schedule

Regions Financial Corporation 401(k) Plan
EIN #63-0589368 Plan #012
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
(Modified Cash Basis)
December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Regions Financial Corporation
	Stock Fund	Common stock fund	**	$415,528,902
	Morley
	Stable Value Fund	Collective investment trust	**	228,723,844
	Pioneer
	Pioneer Bond Fund	Mutual funds	**	26,611,694
	Pioneer Large Cap Core Equity Trust	Collective investment trust	**	38,150,830
	Pioneer US Balanced Trust	Collective investment trust	**	119,985,796
	Vanguard
	Windsor II Fund	Mutual funds	**	81,114,077
	Institutional Index Fund	Mutual funds	**	92,960,571
	Dodge & Cox
	International Stock Fund	Mutual funds	**	66,035,891
	Income Fund	Mutual funds	**	51,590,433
	T. Rowe Price
	Institutional Large Cap Fund	Mutual funds	**	123,824,302
	Retirement 2005 Trust	Collective investment trust	**	1,530,838
	Retirement 2010 Trust	Collective investment trust	**	2,457,276
	Retirement 2015 Trust	Collective investment trust	**	11,302,461
	Retirement 2020 Trust	Collective investment trust	**	24,980,399
	Retirement 2025 Trust	Collective investment trust	**	29,831,777
	Retirement 2030 Trust	Collective investment trust	**	31,343,262
	Retirement 2035 Trust	Collective investment trust	**	25,382,271
	Retirement 2040 Trust	Collective investment trust	**	25,588,289
	Retirement 2045 Trust	Collective investment trust	**	22,407,081
	Retirement 2050 Trust	Collective investment trust	**	15,577,097
	Retirement 2055 Trust	Collective investment trust	**	11,643,570
	Retirement 2060 Trust	Collective investment trust	**	3,394,735
	Retirement Balanced Trust	Collective investment trust	**	2,939,638
	CRM
	Small Cap Fund	Mutual funds	**	55,306,070
	PIMCO
	All Asset Fund	Mutual funds	**	13,450,640
	The Bank of New York Mellon
	EB US Small-Mid Cap Growth Equity Fund	Collective investment trust	**	69,802,094
	Vance
	Eaton Vance Small Mid Cap Fund	Mutual funds	**	48,599,073
*	Loans to participants	Interest rate ranges from 4.25% to 8.25% with various maturities	**	21,980,562
	Total			$1,662,043,473
*	Represents a party-in-interest
**	Cost has not been presented, as this information is not required.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

REGIONS FINANCIAL CORPORATION
401(k) PLAN

REGIONS BANK, TRUSTEE

Date: June 26, 2017                By: /s/ Barbara H. Watson
Barbara H. Watson
Regions Bank Vice President, Institutional Services
Trustee of the Regions Financial Corporation 401(k) Plan

EXHIBIT INDEX

EXHIBIT NO                    EXHIBIT

23                        Consent of Independent Registered Public Accounting Firm